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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934



              AMERI-CAN RAILWAY SYSTEMS, INCORPORATED
          (Name of Small Business Issuer in its charter)




    NEW HAMPSHIRE                                  14-1805077
(State or other jurisdiction                    (I.R.S. Employer
of incorporation or organization)               Identification No.)


      100 WALNUT STREET -  CHAMPLAIN, NEW YORK      12919
      (Address of principal executive offices)    (Zip Code)


          Issuer's telephone number, (518) 298-2042


Securities to be registered under Section 12(g) of the Act:

                    COMMON STOCK       $000.1
                    ____________________________
                         (Title of class)


                    ____________________________
                         (Title of class)

ITEM 1: DESCRIPTION OF BUSINESS

Business Development

Ameri-can Railway Systems Inc.(ARS)is a developmental-stage company incorporated in New Hampshire on May 4, 1998. In return for 50,000 shares of the Company, the Company acquired from Ameri-Can Equipment Sales and Leasing, Inc. (AEL), a Canadian corporation, certain assets comprised of the rights to the contractual relationship AEL has with Geismar/Modern Track Machinery Inc. (Geismar/MTM) industry relationships, goodwill, know how and application experience on May
11, 1998. Although AEL and the Company at the time of the sale had one hundred percent common ownership the Company is, in management's opinion, not a successor company to AEL. AEL is engaged in a completely different business separate and apart from the Company's Railway communications and signaling business described below.

Business of Issuer

The prime focus of Ameri-Can Railway Systems Inc. is wireless private network management for railway traffic control and public safety. ARS designs, develops and commercializes new lines of railroad equipment products based on modern signaling, control and communications technologies. The Advance Warning System for railway level crossings is the first commercial product to be offered by ARS, and its technology is the foundation for an extensive family of wayside warning and wayside to train signaling products.

Railway signaling and control systems are used to provide advance warning of oncoming trains, and maintain adequate separation between trains on the same track and in switching areas where tracks cross or merge. They also facilitate train movements under centralized dispatcher control, classify freight cars, and provide warning systems for rail and highway grade crossings. Signaling system technology ranges from the use of microprocessors to 150-ton freight car retarders. The technology has evolved from relatively simple train separation schemes to the highly sophisticated systems that facilitate complete automation of both railway and rapid transit operations.

The ARS system makes innovative use of reliable, remote sensing equipment and radio communications technology, allowing the system to be priced competitively. The ARS system is a complete line of intelligent microprocessor-based equipment for train detection, wireless communications, advanced warning systems, that provide general-purpose data acquisition and control capabilities for a wide variety of vital fail-safe railway applications.

The ARS Signaling System is composed of five modules:

     Web Sensors that perform the wheel sensing functions;

     Rail Sensor Processors - to control and process the signals from the sensors, and interface to the communications system;

     Digital Communications Sub-System - that may be a data radio, dedicated wire lines or multi-drop system;

     Application (Crossing) Processor - to collect and interpret sensor data from Remote Sensor Processors and perform the specific application functions; and,

     Optional PC-based Diagnostics and Monitoring System - to maintain monitor and analyze the application system.

Two important advances have been secured in the ARS system by eliminating the insulated joints (insulated joints work much the same way as a light switch, turning the crossing on when the train arrives in the crossing zone and off when the train leaves) used in conventional systems. (1) In conventional systems a signal is triggered when the axle of a carriage creates a shunt across the insulated sections of rail. Because the ARS system does not use insulated joints it is not prone to false triggering caused by broken insulation, foreign objects shorting the circuit, or adverse climate conditions. (2) Traditional competing railway crossing systems use insulated joints installed in the tracks, which contribute to shifting rails caused by loose joint bars that bolt the sections of track together, and battered joints that damage rail car wheels when they hit defective joints.

Because the ARS system eliminates insulated joints it reduces wheel damage, premature wheel wear, damaged tracks and, ultimately, potential derailments. It is estimated that each insulated joint costs $1,000 per year to maintain. With each crossing requiring at least one set of joints per track savings on maintenance add up very quickly.

The ARS Advanced Warning System is a wireless radio based multi channel computer communication system that makes it possible for ARS to add other optional features not available on competing systems.



Our first product application is the ARS level grade crossing. Unlike traditional systems we can add other applications to the system such as hot bearing detectors and flat wheel detectors and transmit the information gathered form these applications over the wireless communications part of our crossing system as the train passes by. Hot box detectors are non-contact temperature measurement systems, which we will add-on to our sensors on the track at the crossing, allowing the bearing temperatures to be monitored as the train rolls by at high speed.

Flat wheel detectors use (vibration) impact sensors to detect wheels with flat spots. The detection of flat spots will allow the offending cars to be decommissioned and repaired before additional damage to the rail occurs. Both of these problems are leading causes of train derailments. The ARS signaling communication system can identify potentially dangerous situations so that early maintenance pre-empts accidents and derailments.

The ARS system is a boon to railway operating efficiency because it can give virtually instant feedback on the location of cars and freight, which includes capturing information and time-stamping it as trains pass through a crossing. Plus, this innovative system will allow communication between trains and crossing signals to provide motorists with more complete information on train movements. Improved information creates safer conditions and benefits for the railways and their customers, as well as motorists and pedestrians.

ARS plans to distribute the Advance Warning System through an exclusive distributorship with Geismar/Modern Track Machinery Inc. (Geismar/MTM). Geismar/MTM has a worldwide sales network in over 100 countries. They are a premier manufacturer and distributor of light machinery and railway systems for the railroad industry. They command a major share of the North American markets.

ARS has completed the design, technical development, and laboratory testing of the Advanced Warning System and is now in pre-production testing. Canadian Pacific Railway (CPR), among North America's largest and most technologically advanced railways, is participating in a trial of ARS's pre-productions system. In management's opinion once we have successfully completed our system testing and CPR has completed its audit of the system, ARS's system will be approved for installation along other CPR subsidiaries in Canada and the US as well as on CN Rail and its US subsidiaries. CPR and CN Rail share signal system test results with each other under a Joint CPR/CN Safety Assurance Process Audit Plan agreed to March 26, 1998 (CPRCNJSP98-A1). However, there is no assurance that even when the required certification is completed that CPR,CN Rail or any of their subsidiaries will purchase and install the ARS advanced level crossing warning system.

US Freight Transportation Forecast...to 2003", a study conducted by DRI/McGraw-Hill and quoted in the U.S. Department of Transportation Quarterly Freight Report in 1996, predicts that rail inter-modal and air freight will experience the largest percentage revenue gains of all transportation industries in the coming years. Air freight revenues will increase by 90% while rail inter-modal is forecast to grow 61%. Trucking revenue, while still 76% of total transportation revenue, is expected to decline by 2%, with the loss mainly to rail and air freight.

Despite growing public pressure, potential civil penalties, and the threat of government imposed penalties, there are still over 260,000 inadequately protected passive and private crossings in North America. Passive crossings are those which typically do not have warning lights or active mechanical arms or other devices to warn of pending rail traffic. Private crossings are those on private property, often with extremely low vehicular traffic, and have at most signs warning oncoming traffic that a rail crossing exists. These crossings remain unprotected as a result of the extremely high cost of installing and maintaining available crossing systems. While the railways would like to provide warning systems at every crossing the expense ($39 billion) of doing so is clearly beyond their means in a competitive transportation industry. Substantial government subsidies are available, but they do not come close to covering the cost of installing so many crossing systems. However, Congress has appropriated an additional 5.8 billion dollars in constant 1997 dollars to be spent over the next 23 years for states to improve safety at rail-highway crossings. (Source: Operation Lifesaver, Federal Railroad Administration, Rail-Highway Crossing Safety Action
Plan)

On the tracks operated by these railways there are 220,000 passive and/or private crossings in the USA and 40,000 in Canada. Based on an average cost per crossing of US $30,000 per installation, the 260,000 passive crossings indicate a market worth US $7,800,000,000 for the ARS basic system. (Source: Operation Lifesaver)

This estimate does not include the approximately 80,000 public crossings in the USA and 15,000 in Canada which have some form of active warning system in place, nor does it include the crossings for the approximately 60 transit or passenger railways across North
America. (Source:  Operation Lifesaver)



The Company visualizes that there is a strong market for a crossing, advance control system which is substantially cheaper (less than 50 percent) than the presently available systems from the four major suppliers. This price advantage, combined with the technical advantages described earlier, in management's opinion provides a substantial market opportunity. The company does not believe that traditional customers will readily abandon existing systems due to the high costs associated with removing already installed systems and replacing them with new ARS systems. Therefor, the company intends to focus its marketing efforts on educating the public and traditional customers, emphasizing the benefits of ARS's technology and addressing the potential of providing level crossing protection at the 220,000 passive, private and public railway crossing that do not have automated protection systems at this time.


There are four major suppliers of railway crossing systems, all of whom are well connected with the railway industry and government, and control collectively 80 to 90% of the market today. However, the crossings systems offered by these competitors remain deeply rooted in traditional technology developed as far back as 1890. Most train control and crossing systems currently in use are based on principals developed in the last century, such as insulated joints. The railways have continued to use traditional approaches because there has never been a reliable and cost effective alternative. ARS is confident that its approach will be successful because railways, their employees and the population in general are more educated and comfortable with the use of today's modern computer technology. ARS uses modern day secure wireless communications and computer technology as the bases for its level crossing system and the growth of its system approach to support the railways' need to develop a safer, more efficient railway safety and communications system. The competitors are:

     Safetran Systems Corporation, Minneapolis, MN.
     General Railway Signal Corporation, Rochester, NY.
     United Switch & Signal Inc., Columbia, SC.
     Harmon Industries Inc., Blue Springs, MO.


The company has applied for U.S. patent protection for its products.
ARS has applied for patent protection filed on January 23, 1998 for an Automated Railway Crossing control system in the USA and will pursue protection overseas through international patent treaties and local patent applications in appropriate markets. It is anticipated that ARS will receive confirmation that its patent is approved within the next 10-12 month, however, until the application is approved there can be no guarantee that ARS's patent will be approved. ARS intends to file for additional patent protection by the end of May 1999 on other elements of its planned product line, related to track condition monitoring, intermodal refrigerated car monitoring, flat train car wheels and wheel bearing deterioration.

Government Approval:

The federal government regulated private crossings in the past and there were no specifications for passive crossings. In 1994 The Federal Railroad Administration held an informal safety inquiry to review the concept of defining minimum safety standards for private crossings, or for certain categories of private crossings, up to and including standards for closure and consolidation under certain conditions. The inquiry addressed the allocation of responsibilities and costs associated with private crossings and the need for dispute resolution mechanisms regarding that allocation. The FRA has authority in all matters concerning railroad safety, and can set standards for private crossings. States and local highway agencies frequently have no involvement in, or responsibility for, private crossings. In January 1995, the FRA issued regulations requiring periodic maintenance, testing, and inspection of automatic warning devices at all highway crossings over tracks of railroads which are part of the Nation's general railroad system, including private crossings.

Every year accidents at railway crossings claim the lives of more than 600 people in North America. Railways are facing significant potential liabilities as a result of these court rulings. In addition mounting pressure from the public as well as municipalities, states, provinces and the federal government in the US and Canada is beginning to demand that the all passive/private crossings have adequate advance warning systems.

The Founders of the Company have contributed their knowledge and expertise to the Company in exchange for 5,250,739 number of common shares. (SEE DESCRIPTION OF LOCK-UP AGREEMENT)

ARS has completed the design and technical development of the Advance Warning System, which offers significantly more features and functionality than envisioned in the original specification. The laboratory test system has been rigorously tested to insure that the communications and the wheel counting systems operate accurately at speeds of up to 175 miles per hour. Canadian Pacific Railway has agreed to a (no purchase obligation) mainline (high traffic area) test installation of the ARS pre-production crossing system. Our system will be installed in parallel with an existing CPR mainline crossing. Testing of the system by ARS will include recording information gathered by our system and comparing the information with CPR's existing crossing system. When ARS completes its testing of the crossing system the Company will turn the crossing system over to CPR to begin their Safety Assurance Process Audit. CPR is not bound to certify ARS's level crossing system if it does not meet the railways 6 phase rigorous requirements of the audit process. Both CPR and CN Rail agreed to work together and share information between each other under an agreement signed March 26,1998 (Joint CPR/CN Rail Safety Assurance Process Audit Plan,CPRCNJSAP98-A1). In Management's opinion a successful audit will
lead to certification of ARS's level crossing system.   However,
certification of the level crossing system does not mean that other products under development by ARS will automatically receive certification by Canadian Pacific Railway and CN Rail. All other new products developed by ARS will be required to follow the same approval process. ARS began testing the ARS Level Crossing on Canadian Pacific Railway's main line at the end of February 1999, testing should take approximately 90 to 180 days. Upon successful completion of the certification process, ARS management believes the ARS Level Crossing System will also be approved for sale to the U.S. subsidiaries of both CPR and CN Rail. However, there is no assurance that even when the required certification is completed that CPR,CN Rail or any of their subsidiaries will purchase and install the ARS advanced level crossing warning system.

LOCK-UP AGREEMENT

On June 20, 1998, the Directors, Officers Advisors and certain initial investors to the Company entered into an Lock-up Agreement (the "Lock-up") with the Company, hereby agreeing that for a period of two (2) years from the date of the first of sales of the Company's stock to the public, under what is commonly referred to as a Regulation D-Rule 504 offering. The Directors, Officers Advisors agreed not to, directly or indirectly, offer, sell, grant any options to purchase or otherwise dispose of any of the 6,811,489 shares of Company Common Stock without prior written consent of the company, except that they may transfer any number of such shares to their children, by gift or otherwise, provided that any such shares will continue to be subject to the restriction set forth.

Total employees and contractors number 7, full time employees are zero.

Reports to Security Holders:

The Company is not presently a reporting Company and does not file annual reports or other information with the securities exchange commission, On the effective date of this filing under the Securities Act, however, the Company will become a reporting Company. The Company intends to furnish it's shareholders with annual reports containing audited financial statements and quarterly reports containing un-audited summary financial information for each of the first three quarters of each fiscal year.

The public may read and copy all materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth St., N.W., Washington, D.C., 20549 or may obtain a information on the operation of the public
Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2(a)  Plan of Operation

The Company is in the developmental stage and therefore has no revenue from operations in the current period. Because of this, the Company faces significant hurtles in regards to financing and customer acceptance of the Company's products. The Company's continuation as a going concern is dependent upon its ability to raise capital from outside sources. The Company has been successful in raising approximately $100,000 through January 31, 1999 and anticipates raising an additional $100,000 for a total of approximately $200,000 from the sale of its Common Stock pursuant to Rule 504 Regulation D exemption. These funds have been and will continue to be utilized to fund the start-up and development of the Company.

After successful completion of the Company's voluntary 10-SB-12G filing, the Company intends to file Form SB-2 and register 2,000,000 additional shares of Common Stock for sale on the OTCBB. The Company is in negations with a Securities Brokerage firm and expects to conclude negotiations with the broker upon the successful competition of the Form 10-SB filing. The Company will use the proceeds raised from the sale of its stock to fund and expand operations. Management believes sufficient funds are or will be available to sustain operations for at least the twelve months following the latest balance sheet date. The Company intends to purchase small companies that have products and services that add value and are strategic to the success of the Company's growth. It is intended that these acquisitions of small companies will complement the Company's product and generate ongoing revenue to strengthen the Company's ability to stabilize its stock for its stockholders. The Company is presently in preliminary discussions with its first potential acquisition target, and believes that if successful in raising additional funding, it will be able to successfully acquire the company. However, there is no assurance that the company will be successful in filing form SB-2 and registering 2,000,000 shares of common stock for sale on the OTCBB. Further, if the company is successful, there no assurance that the company will be able to sell any of it's shares.

Management believes sufficient funds are or will be available to sustain Operations for at least the twelve months following the latest balance sheet.



In the current fiscal year of operation the company anticipates to have raised a total of $102,246 from the sale of its Common Stock pursuant to Rule 504 Regular D exemption. These funds in part were utilized to fund the start-up and development of the Company. The Officers and Directors have not been compensated to date. SEE Management Compensation included elsewhere herein.

The prime focus of Ameri-Can Railway Systems Inc. (ARS) is private wireless network management for railway traffic control and public safety. ARS designs, develops and commercializes new lines of railroad equipment products based on modern data acquisition, signaling, control and communications technologies. The ARS objective is to build and design "State of the Art," signal systems that meet customer demands, that are cost competitive, and that are capable of standing up to the tough conditions of continuous use in the railway industry.

The Advance Warning System for railway level crossings is the first commercial product to be offered by ARS, and its technology is the foundation for an extensive family of wayside warning and wayside to train signaling products. The following products are in the design stages and add considerable value for the railway yet are relatively inexpensive to add onto the system because they use the same multi channel computer based wireless communications technology that the level crossing system uses.

Hot box detector: This is a non-contact temperature measurement system, which will add-on to our sensors on the track which will allow the bearing journal temperatures to be monitored as the train rolls by at high speed. This is a major safety issue for the railway since the detection of a hot bearing can prevent a derailment.

Flat wheel detector: The use of a (vibration) impact sensor can be used to detect wheel with flat spots. The detection of flat spots will allow the offending cars to be decommissioned and repaired before additional damage to the rail occurs.

Wide area networking: Current radio technology can be upgraded to provide a higher speed communications capability and include locomotive mobile radios and work equipment monitoring.

Hazardous Materials Monitoring: Constant monitoring of tank cars or other vessels transporting hazardous materials, e.g. measures of temperature, pressure, evaporation, volatility, decomposition, and so forth.

Inter-modal Reefer Monitoring Systems: This is a wireless monitoring system for refrigerated railway cars (Reefers) which communicate with each ARS crossing system via wireless radio. This allows the reefers to report such things as cooling temperature, fuel levels and the condition of the engine generators that run the refrigerator cars, etc., allowing the railway to determine where the cars are located, define the problem with the refrigerated unit and take the appropriate action to correct any problems before the goods being transported are damaged.

Railway crossing systems are one of the most important safety systems used by railroads. Canadian Pacific Railroad has agreed to test the ARS Advance Crossing System on its main line in Mississauga Ontario Canada. The audit and certification process is expected to take 90 to 180 days. CN Rail shares signaling information and test results with CPR under an agreement signed by both railways March 26, 1998 (CPRCNJSAP98-A1). In management's opinion both Canadian railways and their U.S. subsidiaries railroads will agree to put the system through their own internal audit procedures, which will take 3 to 6 months. ARS will offer to sell/lease/rent crossing systems to each of its customers on a money back guarantee basis to gain approval to install test systems at all targeted railways as soon as possible. Certification of the ARS Advance Warning System by selected Class I railways should open the door for system installations at Class II and Class III railways. Many Class II and III railways traditionally forego testing if Class I railway's have certified a technology. However, certification does not guarantee market acceptance of ARS's technology.

ARS plans to distribute the Advance Warning System through an exclusive distributorship with Geismar/Modern Track Machinery Inc. (Geismar/MTM). Ameri-can Equipment Sales and Leasing, Inc., transferred its contract with Geismar/MTM to sell the level crossing systems to ARS. The contract is valid until October 1, 2000 and is automatically renewable for an additional five years unless notice is given by either party. Geismar/MTM has a worldwide sales network in over 100 countries. They are a premier manufacturer and distributor of light machinery and railway systems for the railroad industry. They command 60% of the US market and over 70% of the Canadian market. The alliance with Geismar/ MTM will enhance the company's ability to penetrate the market. This relationship facilitates exposure to the key decision-makers at most U.S. railways and the 60 rapid transit authorities across North America, and opens to ARS an entrance into the world market. The ARS management team will support the efforts of Geismar's sales representatives. The ARS Vice President of Sales and Service will be mandated to build a field support group to service the railways directly, which will provide further brand recognition to ARS in the market place. It is anticipated that the railways will demand a strong technical service group to support systems sold by Geismar/Modern Track. The Company feels growth in this area will be ongoing and dependent on future sales.

Market Development and Future Key Customers

ARS will use a multi-step approach to develop business opportunities in national and international markets:

Identify and rank the decision-makers within each customer organization.

Develop relationships among the decision-makers of ARS clients, who will act as positive references of ARS.

Demonstrate the signal equipment at target accounts to insure a comprehensive, unified understanding of ARS' advantages, and identify problems for which ARS could contribute to cost effective solutions.

Publicity and Advertising:

The company will aggressively pursue the leading industry publications for editorial coverage, publicity and trade advertising.

     Railway Age
     Progressive Railroading
     Modern Railway

The objective will be to create awareness of the company's products. Geismar/MTM will co-op with ARS on advertising.

Brochures and Technical Briefs:

ARS will produce a web site and product brochure in the first half of calendar 1999 using services of management and funding from investors to illustrate the Advance Warning System's features and benefits to railway executive, government transportation authorities and rail safety lobby groups. The company plans to have Geismar/MTM representatives distribute these brochures to customers. In addition they will be used in direct marketing campaigns.

ARS will publish Technical Briefs that provides technical and operational details. The briefs will be distributed over the web and in hard copy to the railway's signal engineers to evaluate the system.

Direct Mail:

The company will use direct mail to build awareness of the Advanced Warning System. The company will target senior officials at each railway as well as appropriate officials at municipal, state, provincial and Canadian US federal transportation authorities. By targeting these government officials, the company hopes to be able to "pull" product through the distribution channel.

Manufacturing Plan

Manufacturing and assembly will be by contractors for the foreseeable future, with care taken to ensure that ISO 9000 standards are maintained. ISO is a series of international standards for Quality Management Systems. The ISO 9000 family of standards recognizes four generic product categories, hardware, software, processed materials, and services. More than 95,000 companies received certification of compliance in 86 countries.

The salient points are discussed below:

Year 2000

Historically, certain computer programs were written using two digits rather that four to define the applicable year. Accordingly, the Company's software may recognize a date using "00" as 1900 rather than the year 2000, which could result in computer systems failures or miscalculations, commonly referred to as the Year 2000 ("Y2K") issue. The Y2K issue can arise at any point in the Company's supply, product development tools, and financial applications. Incomplete or untimely resolution of the Y2K issue by the company, key suppliers, customers and other parties could have a material adverse effect on the company's results of operations, financial condition and cash flows.
The Company has developed a plan to modify its information technology to recognize the Year 2000 and has, to the extent necessary, begun analyzing and converting, where necessary, its critical data processing systems. Since many of the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant and does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. The Company is planning to initiate formal communications at the end of the second quarter of 1999 with certain of its significant equipment suppliers and service providers to determine the extent to which the Company's systems may be vulnerable to embedded technology such as micro-controllers. The Company currently expects the project to be completed in the third quarter of 1999. There can be no guarantee that the systems of suppliers or other companies on which the Company relies will be converted in a timely manner and will not have a material adverse effect on the Company's systems. To date the Company has not developed a formal contingency plan. The Company believes it is taking the steps necessary regarding Year 2000 compliance with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Procurement

All hardware will be specified and procured by ARS engineering staff. This critical function will be controlled to guarantee that only optimal hardware from the most reliable vendors is used. A database of hardware component failures, which occur during manufacturing and test, will be maintained in order to keep vital statistics on component failure rate for each part and for each vendor. This Quality Assurance program will meet ISO9000 standards.

Component Assembly

To avoid the high cost of establishing an assembly plant, this operation will be contracted out to a qualified assembly house. Future assembly may require in-house facilities to control production and reduce product cost.

Functional Testing

ARS's system will be tested by our design engineers who have developed the product in co-operation with third party contractors that provide such test and certification services. The tests will be conducted in an environmentally controlled test chamber at temperature ranges from -40 to +85 Degree C. In addition, vibration tables will be used to test the boards and sensors at variable vibration levels to detect assembly and component mechanical problems. Thermal Cycling is a well-documented process proven to expose failures in electronic components.

Circuit boards will be monitored during extended temperature cycling by a computer system, which will record the calibration, drift, induced noise and functionality over several thermal cycles. Each board is serialized and this data is saved permanently.

Final Quality Assurance

Contract manufacturers will assembly the ARS system. Company personnel will approve all product tests, in order to control the final acceptance and quality assurance operations before shipping.

The manufacturing area will be operated under the principles of "Improved Product Reliability through Continuous Process Improvement" in accordance with ISO9000 standards.

Product Research and Development

During the coming fiscal year the company plans to complete the initial pre-production testing and complete the first rail carrier system audit and gain certification for the base Advance Crossing configuration using a single track system. Multiple track systems will be deployed later on in the fiscal year with the ability to permanently record (log) and timestamp rail data information and transfer this to other computers for analysis. Later releases in this fiscal year will alert vehicular traffic of train direction and speed, and provide support for Wide Area Network capability and (Internet communications) protocol.

In future product releases planed over the next two years the entry level crossing processor will be expanded to include other devices and functions that can build on the installed user-base. For example, the following products are in the design stages and add considerable value for the railway yet are relatively inexpensive to manufacture and add-on to the system.

Hot box detector: This is a non-contact temperature measurement system, which will add-on to our sensors on the track to allow the temperatures of railcar axles bearing to be monitored as the train rolls by at high speed. This is a major safety issue for the railway since the detection of a hot bearing can prevent a derailment.

Flat wheel detector: The use of a vibration sensor can be used to detect wheel with flat spots. The detection of flat spots will allow the offending cars to be decommissioned and repaired before additional damage to the rail occurs.

Wide area networking: Current radio technology can be upgraded to provide a higher speed communications capability and include locomotive mobile radios and work equipment monitoring.



Hazardous Materials Monitoring: Constant monitoring of tank cars or other vessels transporting hazardous materials, e.g. measures of temperature, pressure, evaporation, volatility, decomposition, and so forth.

Inter-modal Reefer Monitoring Systems: This is a wireless monitoring system for refrigerated railway cars (Reefers) which communicate with each ARS crossing system to report operating conditions and allows the railway to determine where the cars are located.

Purchase or sale of Plant and Significant Equipment: This is not Anticipated to occur as all manufacture and most assembly is contracted out.

Significant Changes in Numbers of Employees: Full time employees are expected to grow to 8 over the next fiscal year.

ARS has applied for patent protection filed on January 23, 1998 for an Automated Railway Crossing in the USA and will pursue protection overseas through international patent treaties and local patent applications in appropriate markets. ARS intends to file for patent protection in May 1999 on other elements of its planned product line, related to track condition monitoring, intermodal refrigerated car monitoring, flat train car wheels and wheel bearing deterioration.

ITEM 3.   DESCRIPTION OF PROPERTY

The company has no investments in plants or other property. The company presently leases office at the following locations.

Ameri-can Railway Systems, Incorporated
100 Walnut Street,
Champlain,
New York 12919
Tel: 518-298- 2042
Fax:518-298-2813

Small warehousing available, offices and meeting rooms when required.

Ameri-can Railway Systems, Incorporated,
3 Robert Speck Parkway,
9th Floor, Mississauga,
Ontario, L4Z 2G5
Tel: 905-276-661
Fax: 905-277-1232

Corporate Business Center, provides both large and small meeting rooms and other common space. We will to lease 2 offices at 100 square feet each. Services are available on a charge per usage's bases ie:
answering phones, offices and typing services.


ITEM 4 -- SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) security ownership of certain beneficial owners.

 (1)           (2)                               (3)             (4)
               Name and Address                  Amount and      Percent of
 Title of      of Beneficial                     Nature of       Class
 Class         Owner                             Beneficial
                                                 Owner

 Common        Sydney Harland                    CO-Founder        46.0
               2155 Winchester Court             4,520,239
               Burlington Ontario, Canada,
               L7P 3M7

 Common        Donald Hathaway                   CO-Founder        7.6
               5964 Ninth Line, Erin             750,500
               Ontario, Canada, N0B 1T0


(b) Security ownership of management.


 (1)          (2)                                (3)             (4)
 Title of     Name and Address                   Amount and      Percent of
 Class        of Beneficial                      Nature of       Class
              Owner                              Beneficial
                                                 Owner

 Common       Peter Ross                         Officer           1.4
              276 Chartwell, Oakville,           144,250
              Ontario, Canada, L6J 3Z9


 Common       Mark P. Miziolek                   CFO & Treasurer   0.6
              1450 Bayshire Drive,               63,000
              Oakville, Ontario, Canada,
              L6H 6E7




Common       John  Andrews                      Director          1.0
              109 Lamplighter Lane               100,500
              Pontevedra, Fl 32082

 Common       Patrick R. Shea                    Director          1.0
              944 North Russell Road,            100,500
              Russell, Ontario. K4R 1C7

 Common       Robert M. Esecson                  Director          1.0
              5964 Ninth Line, Erin,             100,500
              Ontario, Canada, N0B 1T0

 Common       Peter Hoult                        Director          1.0
              110 East 55th Street               100,500
              11th floor
              NY, NY 10022


(c)  Changes in control.

Common Stock controlled by the Chief Executive Officer and the other Co-Founder , both of whom are directors of the Company, own directly or beneficially 5,270,739 shares of the Company's Common Stock and will control more than 50% of the outstanding Common Stock if this Offering is fully subscribed. Therefore, they are in a position to elect all of the Company's Directors. The Company's Directors, in turn, elect all of the Company's executive officers. Accordingly, the principal shareholder and the other Co-Founder directly or indirectly will be able to control all of the affairs of the Company. Therefor there is no situation which would result in a change in control of the company.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

A)  Directors and Executive Officers of the Company are:

1) Name               Age   2) Position        3)Term,   Time Served

Sydney Harland         48   Chairman,CEO,       24 mo.       6 mo.
Peter Ross             55   President & COO     24 mo.       6 mo.
Mark Miziolek          41   CFO & Treasurer     24 mo.       6 mo.
Donald Hathaway        62   Director            24 mo.       6 mo.
Patrick Shea           50   Director            24 mo.       6 mo.
Robert Esecson         47   Dir.& Secretary     24 mo.       6 mo.
Peter Hoult            54   Director            24 mo.       6 mo.
John Andrews           45   Director            24 mo.       6 mo.


4) Business Experience:

Sydney A. Harland, M.C.Inst. M., 48, has been Chairman and Chief Executive Officer of the Company since April 5, 1998. He is a co-founder of the company. From 1987 to 1998, Mr. Harland was President, founder and sole shareholder of Ameri-can Equipment Sales and Leasing Inc., a product development and sales company. From 1995 to the present he has been a consultant to Ontario Hydro Technologies. He has over 20 years of business experience, primarily in sales and marketing, in the railway, telecommunications, nuclear utility and mining industries. He received a 4-year Electrical Diploma from C.P Tech., Montreal, Quebec, Canada and studied Business Administration and Marketing at Dawson College Montreal, Quebec, Canada. He has been elected a member of the Canadian Institute of Marketing, and the American Railway Engineering and Maintenance-of-Way Association. Mr. Harland has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.

Peter Ross, MBA, B.Sc., 55, has been the President and Chief Operating Officer of the Company since May 28, 1998. From 1996 to 1998, Mr. Ross was President and Chief Operating Officer of Internet Payment Inc., a leader in the development of an INTERAC compliant electronic payments system over the Internet. Peter Ross has over 25 years in leadership roles in manufacturing, information technology, telecommunications and management consulting. Mr. Ross received his MBA, from McGill University, Montreal, Quebec, Canada and a B.Sc., from Sir George Williams University, Montreal, Quebec, Canada. Mr. Ross is a Certified Management Consultant (CMC), and a member of the Institute of Certified Management Consultants of Ontario.

Mark P. Miziolek, C.G.A., B.Com.,41, has been the Vice President Finance, Chief Financial Officer and Treasurer of the Company since May 20,1998. From 1994 to 1998, Mr. Miziolek became the Treasurer and Chief Financial Officer and later the President, Treasurer & CFO of Thornmark Holdings Inc./Thornmark Corporation, a privately held investment holding company with interests in industrial and residential real estate development and Great Lakes and ocean shipping. From 1981 to 1994 Mr. Miziolek was first the Assistant Controller and then the Controller of Upper Lakes Group Inc., one of Canada's largest dry bulk shipping companies with 21 vessels operating on the Great Lakes and in 4 vessels in ocean trades. Mr. Miziolek received a B. Com., from the University of Toronto in 1983 and became a Certified General Accountant in 1989.



Donald B. Hathaway, B.Eng., B.Sc., MBA, FCMC, 62 has been a Director of the Company since June 3, 1998. He is a co - founder of the Company. Don Hathaway is the Managing Director and co-founder, NetFX Concepts Inc., begun in 1996 to pursue the commercialization of new and innovative technologies. While pursuing a career in electronics design and manufacturing, academia and management consulting over the last thirty years, he has also been an active entrepreneur, with interests in several small companies. He has been a partner in two national consulting firms and the president of two others, and he is a Past President and a Fellow of the Institute of Management Consultants of Ontario, and a Past President of the Institute of Management Consultants of Canada. He is active on several other Boards, including Qnetix Inc. (Chair); Wordwrap Associates Inc. (Chair); Organization and Systems Design Inc. (Chair); The Uxmal Group; Keystone Enterprizes Inc. (Secretary); Nu-wave Photonics Inc., and NetFX Concepts Inc. He is a former Governor of York University and he is currently on the University of Waterloo Advisory Council and The Financial Post's selection committee for the Leaders in Management Education Award. He has a B.Eng. (electrical) from Sir George Williams University (now Concordia), a B.Sc. in mathematics from the same university, and an MBA from York University. Mr. Hathaway has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.

Patrick R. Shea, 50 has been a Director of the Company since June 3,
1998 Pat Shea is the President and co-founder of Taima Corporation, providing in-bound call center and related technical support services to the high growth internet, hardware and software market. In 1985 Pat Shea co-founded The PSC Communications Group (PSC), a high tech systems, consulting and OEM training company. While at PSC, he assumed the positions of President, CEO and Chairman of the Board. He sold the company in 1994, but retained executive leadership till he joined Taima in 1996. The company was renamed to Geotrain in 1997, and remains one of Ciscos's prime global training partners. He is still a shareholder and Director of Geotrain. He joined Bell Canada in 1969 and designed and managed numerous communications and systems projects in networks and telematics.
He worked at Royal Trust from 1978 to 1980, leading major initiatives in Information Systems programs. Pat Shea is actively involved in several investments in the high tech sector, and serves on the board of various companies. He has a Diploma in Electronics from the Montreal Institute of Technology (1969). Mr. Shea has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.

Robert M. Esecson, BS, JD, 47 has been a Director of the Company since June 3, 1998. Bob Esecson is the founder, Senior Managing Director and CEO of The Esmarox Group, LLC, an Investment banking and business advisory firm specializing in comprehensive services to public and private middle-market companies. The Esmarox Group develops and implements creative marketing programs and strategic growth/expansion plans to increase the profitability of client firms. Trained as a lawyer, and an entrepreneur in his own right, Bob Esecson has a comprehensive background in finance, management, and consulting businesses. He has held senior executive positions at a merchant and investment-banking firm and at several financial services firms. He earned BS in Management and Accounting from Bentley College in Waltham, Massachusetts and a JD from the New England School of Law in Boston. Mr. Esecson has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.

Peter J. Hoult, BA., 54, has been a Director of the Company since June 3, 1998. In 1993 Peter Hoult formed the international strategic marketing and consulting practice which he operates from North Carolina and Toronto, Ontario. In 1965 he joined Unilever in London, England as a management trainee while attending the London School of Economics in the doctoral program.. In 1967 he formed his own market research company in London with an American partner and conducted studies in all parts of the world. In 1972 he joined RJR Tobacco as the International Research Director, and moved through successively more senior positions to become President and CEO, RJR Canada; and Executive Vice President US Operations. He joined Northwest Airlines in 1990 as Executive Vice President Marketing, Sales, and Strategic Planning. He teaches marketing and strategy at the Fuqua Graduate School of Business at Duke University in North Carolina, while continuing to serve his key clients. Peter Hoult graduated from the University of Reading with an Upper Second Honours degree in Psychology in 1965 and he has completed the course work for a doctorate at the London School of Economics. Mr. Hoult has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.

John Andrews, BA, MBA.,41, has been a Director of the company since June 3, 1998. Mr. Andrews is President and Chief Executive Officer of Sanga International Inc., a leader in the Java applications development market. He joined Sanga in 1998 from CSX where he was Chief Information Officer, CSX as well as President and CEO of CSX Technology and a Senior Vice President of CSX Transportation. Prior to joining CSX from GTE in 1993, he was the Vice President and General Manager of several GTE business units, serving the health, government and telecommunications industries. During his career at GTE, he also held positions in field operations, engineering, planning, operations, finance and information technology. He is a member of the Conference Board's Council of North American Information Management Executives; National Defense Transportation Association's Transportation Advisory Board; NCR's Transportation Board of Directors; Computer World's Board of Directors North Florida Technology Innovation Corporation's Board; Harvard School of Government; and BMC Software Corporation's Board of Advisors. John holds a B.A. degree in Business Administration/Finance from Whitworth College and an MBA from the University of Puget Sound. Mr. Andrews has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.

5) Directorships Held In Reporting Companies:

Donald B. Hathaway Qnetix Inc. (Chairman), Alberta Stock Exchange

B Significant Employees:

1) Name            Age   2) Position                3) Term   Time Served

Shabir Gova         32   VP, Technology             24 mo.,     6 mo.
Gary S. Johnson     38   VP Marketing               24 mo.,     6 mo.
Susan MacStravick   49   Dir.,Investor Relations    24 mo.,     6 mo.


4) Business Experience:

Shabir Gova B.Sc., P. Eng., 32, has been Vice President, Technology of the company since April 5, 1998. From 1990 to 1998, Mr. Gova worked for Shlumberger Systems & Services Canada Limited, and has held the following positions, Design engineer, Senior Design Engineer, Manager, Systems Services & Development, Manager, Technology and Development - Canada, Director, Information Technology - Canada. Mr. Gova, has progressive experience in Software/ Firmware systems design and development, Interactive DOS and Windows based software applications (employing an object-oriented framework) used to remotely program, read and provide a graphical analysis of data gathered by monitoring devices. Real time multitasking embedded systems used for high-speed data acquisition and storage. Graphical User Interfaces used as a front-end for various existing software applications. C++ Class Libraries used as the core technology for software under development. From 1989 to 1990 Mr. Gova was Software Development & Systems Support Analyst, for IBM Canada Limited. Mr. Gova was responsible for automation of the SIMM prototype fabrication laboratory. Mr. Gova received an Honours Bachelor of Applied Science in Systems Design Engineering, Options in Management Science and Computer Engineering, from the University of Waterloo, Ontario, Canada. Mr. Gova is a member of the IEEE.

Gary S. Johnson, MBA, B.Sc., 38, has been Vice President, Marketing of the company since April 5,1998. From 1996 to 1998, Mr. Johnson was
Marketing Manager, Ontario Hydro Technologies, responsible for developing technology services marketing opportunities to the electric utility industry in the U.S., Mexico and Canada. From 1989 to 1996 Mr. Johnson worked for Schlumberger Limited, Electricity Division a world leader in the metering industry. He started as Product Manager Core Products and Automatic Meter Reading Technology and by 1994 he became the Director, Utility Services Group, responsible for P&L, 142 employees, and contracting services to electricity, water and gas utilities across Canada. From 1988 to 1989, Mr. Johnson was the Marketing Manager Semi-conductors Philips electronics Limited. Mr. Johnson received his MBA, and B.Sc. Electrical Engineering from Queens University in Kingston, Ontario, Canada.

Susan Boyd MacStravick Hon. B. A., 47 has been the Director of Investor Relations of the company since April 5, 1998. Ms. Boyd McStravick has been President of Susan Boyd & Associates for 12 years and has over 20 years of experience in investor relations and communications, advisor work for the Toronto Stock Exchange, and pre and post offering phases for new equity issues aimed at gaining national and international media coverage for Canadian and American high tech and resource companies. She has organized and orchestrated international conferences and events.(Ms. Boyd MacStravick received her Hon. B.A., form University of Toronto 1971, Postgrad Journalism Diploma, from University of Western Ontario 1972. Ms. Boyd MacStravick has assured the Board of Directors that her other business shall not be in conflict with the interest of the Company.

ITEM 6. EXECUTIVE COMPENSATION

The Officers of the company currently are forgoing their compensation until which time the Company has raised sufficient capital to fund the anticipated compensation.




Summary Compensation Table


Annual Compensation                                       Long Term Comp.

A                 B        C          D         E              F                     G

                                               Other         Restricted           Options
Name and                                       Annual        Stock                Granted
Principal                                      Com-          Awards Excerised
Position        Year    Salary $    Bonus $    pensation     $000.1

Sydney Harland    98     75,000        0          0                0                    0
Peter Ross        98     45,750        0          0           29,250              115,000
Mark Miziolek     98     33,750        0          0           13,000               50,000



Aggregated Options/SAR Exercises and Fiscal Year and FY-End Option/SAR Values


      A                       B                C                  D                     E
                                                              Number of
                                                              Securities            Value of
                                                              Underlying            Unexercised
                                                              Unexercised           In-the-Money
                                                              Options/SAR's at      Options/SAR's at
                                                              FY-End ($)            FY-End ($)

                         Shares Acquired                      Exercisable/          Exercisable/
Name                     On Exercise (#)    Value Realized    Unexercisable         Unexercisable *

Sydney Harland                 0                 0               0/0                    0/0
  Chairman & CEO
Peter Ross                29,250                 0               0/85,750               0/ 8575
  President/COO
Mark Miziolek             13,000                 0               0/37,000               0/ 3700
  CFO/Treasurer

* The value per share has been determined to be $0.10 based upon sales to unrelated third parties.


Incentive Compensation Plan

Equity Incentive Plan:

On June 20,1998 the Company adopted the Equity Incentive Plan (the "Equity Plan"). The purpose of the Equity Plan is to provide directors, officers and certain key employees with additional incentives by increasing their proprietary interest in the Company.
As of June 20,1998, there were 4,500,000shares of Common Stock reserved for issuance under the Equity Plan pursuant to stock options and stock awards. Options granted under the Equity Plan may be either Incentive Stock Options (as defined in the Internal Revenue Code of 1986, as amended) or Options which do not qualify as incentive stock options ("Non-Qualified Options"). The exercise price of all Incentive Stock Options granted under the Equity Plan may not be less than the fair market value of the underlying Common Stock at the date of grant. In the event that an optionee owns more than 10% of the voting power or value of all classes of stock of the Company, the minimum exercise price of the Incentive Stock Option may not be less than 110% of the market value of the underlying Common Stock at the date of grant. No Option may be exercised after 10 years from the date of grant (5 years for optionees who are greater than 10% stockholders). The Equity Plan will be administered by a committee of two or more non-employee members of the Company's Board of Directors. Options are transferable only with the written approval of the Committee. An option to purchase 1,969,998 Shares of the Company's Common Stock has been granted to the Founders, Directors, Executive Officers and certain consultants of the Company. The options have a term of five (5) years and vested upon the date of grant. It was resolved to issue to the founders, Directors, and Officers a pro-rata increase in their respective shareholdings of twenty-five in response to progress in meeting corporate goals related to key milestones in the development and testing of the technology, securing a test site with a major Class I Railway, in operations, and in the raising of capital. SEE: options SAR Grants table elsewhere within.

NOTE: see Options/SAR Grants Table re: 500,000 shares granted to consultants elsewhere within.



Under the Equity Plan, a director who is not otherwise an employee of the Company ("Non-Employee Director") is granted in July of each year that he serves as a director, a Non-Qualified option to Purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the underlying Common Stock at the date of grant. Each option is for a term of ten years and can be exercised immediately. Except for the foregoing, non-employee directors are not otherwise eligible to receive options, awards or other rights under the Equity Plan.

The Equity Plan also provides that the officers, independent contractors, consultants and employees of the Company may receive, without payment, awards of Common Stock, cash or a combination thereof in respect of the attainment of certain performance goals determined by the Board of Directors, under the Incentive Compensation Plan or otherwise.

The Equity Plan also provides that stock appreciation and depreciation rights may be granted in tandem with, or independently of, options granted under the Equity Incentive Plan (except for non-employee directors). However, stock appreciation rights granted in tandem with an Incentive Stock Option may be granted only at the time such option is granted, and Stock depreciation rights may not be granted in connection with an Incentive Stock Option.

Under the Equity Plan, participants in the Equity Incentive Plan other than non-employee directors may be granted the right to exercise their options by surrendering all or part of the option (to the extent then exercisable) and receive in exchange an amount payable by the Company in cash or Common Stock (valued at the then fair market value) or a combination thereof equal to the excess of the then fair market value of the shares issuable upon exercise of the option or portion thereof surrendered over the exercise price of the option or portion thereof surrendered. Generally, options that are exercisable at death or disability or termination for cause may be exercised at any time prior to the expiration of the option but not more than three months after the date of termination, unless the option has vested.

On June 20, 1998 the Company adopted the Incentive Compensation Plan
(the "Incentive Plan"). The purpose of the Incentive Plan is to attract, motivate and retain key employees of the Company. Employees of the Company are eligible to participate in the Incentive Plan. Each participant shall be eligible to receive a performance award under the plan as computed on measured performance, equal to a predetermined percentage of annual salary at the beginning of the Company's fiscal year. The maximum eligible award by component is: profit performance - 50%, budget discipline - 30%, subjective - 20%. The profit performance segment relates directly to the achievement of certain goals set at the beginning of the year. The budget discipline segment is based on the approved budget for the year. The subjective segment relates to the total performance of the participant as determined by the Chief Executive Officer and/or the Board of Directors. No profit performance award will be given if the Company does not achieve at least 80% of its profit plan for the year. The Board of Directors reserves the right to modify, change and/or delete components or the entire Incentive Compensation Plan. Consultants and/or other independent contractors may be eligible to participate in the Incentive Compensation Plan.

Option/SAR Grants Table:

NOTE: CERTAIN COMPANY CONSULTANTS WERE GRANTED 500,000 COMMON
SHARES AT $000.1 SUBJECT TO THE TERMS OF THE COMPANYS CONTRACT WITH IDAHO CONSULTING SERVICES, INC. THE GRANTS EXPIRE JULY 1, 2003 AND ARE SUBJECT TO A TWO YEAR LOCK-UP AGREEMENT. (SEE: LOCK-UP AGREEMENT ELSEWHERE WITHIN.)


Options/SAR Grants in last fiscal Year:


    A                                   B                       C                 D                   E
Name                               No. of Securities       % Total Options/
                                   Underlying              SARs Granted to      Exercise
                                   Options/SARs            Employees in         or Base           Expiration
                                   Granted (#)             Fiscal Year          Price ($/Sh)      Date

Peter Ross                          115,000                     69%             $.0001            5/29/00
276 Chartwell, Oakville,
Ontario, Canada, L6J 3Z9
President & COO

Mark P. Miziolek                     50,000                     31%             $.0001            5/20/00
1450 Bayshire Drive, Oakville,
Ontario,Canada,L6H 6E7
CFO & Treasuer




Compensation of Directors:

1) Standard Arrangements:

1.   Term

Directors are appointed for a term of twenty-four(24) months, to commence upon the date of your acceptance of the Appointment.

2.   Compensation

Save and except for the share options set out below and 100,000 common shares of the Company at a nominal value you shall receive no compensation for your services or efforts as a Director. Provided that should you, for any reason resign your Directorship prior to the expiration of the term of your appointment hereunder, the Company has the right to repurchase and you must sell to the Company all of these 100,000 common shares at their par value.

3.   Expenses

Directors will be forthwith reimbursed by the Company for all expenses incurred in the course of fulfilling there duties as a Director, including the full cost of travel, food and hotel accommodation associated with your attendance at meetings of the Board of Directors.

4.   Share Option Plan

Each Director shall be entitled to purchase fifty thousand (50,000) common shares of the Company at fair market value per share, for each year of the Term that the Director completes as a Director, however, the shares which underlay the option referable to any given year do not vest in the Director until the expiry of that year. Should the Director resign the position of Director or should his or her Appointment be terminated prior to the completion of any given year, then the shares referable to that year shall be forfeited upon repayment to the Director of the cost of exercising the option for that year.

5.   Attendance at Board Meetings

Directors are required to attend all Board Meeting. Absence from any two (2) consecutive Board Meetings shall constitute the tendering of the Directors resignation from the Board.

Under the Equity Plan, a director who is not otherwise an employee of the Company ("Non-Employee Director") is granted in July of each year that he serves as a director, a Non-Qualified option to Purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the underlying Common Stock at the date of grant. Each option is for a term of ten years and can be exercised immediately. Except for the foregoing, non-employee directors are not otherwise eligible to receive options, awards or other rights under the Equity Plan.

Employment Contracts and Termination of Employment and in-control arrangements.

The Company has entered into employment contracts with its Executive Officers. The terms of the contracts provide for provisions to terminate the parties at any time as stipulated under the conditions of their individual contracts. Mr. Harland's contract is for a term of 5 years and he is to be compensated in the amount of $100,000 per year plus bonus. Mr. Ross is contracted for 2 years and is to be compensated in the amount of $61,000 per year plus quarterly stock options. Mr. Miziolek is compensated in the amount of $45,00 per year plus semi-annual stock options. The compensation packages of the Officers shall be reviewed from time to time by the Directors of the Company. The Officers have agreed to forgo Compensation until the Company is successful in raising initial financing in the amount of $1,000,000

1) Employment Contracts Executive Officers

Sydney Harland    see:  Exhibits

Peter Ross        see:  Exhibits

Mark Miziolek     see:  Exhibits


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company, a developmental-stage company, was incorporated in New Hampshire on May 4, 1998. The Company was formed to manufacture and sell railway level crossings to the railroad industry. The Company acquired certain assets comprised of the rights to the contractual relationship AEL has with Geismar, industry relationships, goodwill, know how and application experience on May 11,1998 in return for 50,000 shares of the Company from Ameri-Can Equipment Sales and Leasing, Inc.("AEL"), a Canadian corporation. Although AEL and the Company at the time of the sale had one hundred percent common ownership, the Company is, in management's opinion, not a successor company to AEL. AEL is engaged in a completely different business apart from the Company's Railway communications and signaling business. Additionally, the Company, issued to the principal shareholder 4,520,239 shares of its $0.0001 par value, Common Stock. These shares, were issued, in reliance on the "private placement" exemption under the Securities Act of 1933, as amended ("the Act"), in exchange for certain assets, including the assignment of patents and a non-compete agreement. The transaction was accounted for under the Purchase Method of Accounting.

On June 1, 1998, subject to the Company's due diligence, the Company issued 1,983,500 shares of Common Stock $0.0001 par value per share to its Officers, Directors some of which the Company deems to be founders, and certain initial investors for $2,054 cash and other valuable considerations. These shares, were issued, in reliance on the "private placement" exemption under the Securities Act of 1933, as amended ("the Act"), and the exemption from registration under
Section 4(2) of the Securities Act. See "Risk Factors--Shares Eligible for Future Sale" and "Principal Shareholders" herein, as to 4,520,239 shares issued to a person who may be deemed to be "affiliates" of the Company or defined in Rule 405 under the Securities Act of 1933, although such person does not hereby admit that they are affiliates.

In management's opinion all transactions were made on terms that are as favorable to the Company as those available in arm's length transactions in the marketplace.

ITEM 8.  LEGAL PROCEEDING:

A) None
B) None

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

A) Market Information:

Principal markets where Stock is traded:

There is no trading market for the Common Stock, and no assurances can be given that a trading market will develop or continue. If no market develops, it may be difficult or impossible for holders of shares to sell them.

(2)  (i)  4,700,000 common shares

    (ii)    895,000 common shares

B) Holders of each class of common equity:   70


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEED FORM REGISTERED SECURITIES

Question 1-5

On May 11, 1998 the Company acquired certain assets comprised of the rights to the contractual relationship Ameri-can Equipment Sales and Leasing, Inc. has with Geismar, Industry relationships, goodwill, know how and application experience in exchange for 50,000 shares of the Company from Ameri-Can Equipment Sales and Leasing, Inc.("AEL"), a Canadian corporation. Although AEL and the Company at the time of the sale had one hundred percent common ownership, the Company is, in management's opinion, not a successor company to AEL. AEL is engaged in a completely different business apart from the Company's Railway communications and signaling business. Additionally, the Company, issued to the principal shareholder 4,520,239 shares of its $0.0001 par value, Common Stock, these shares, were issued, in reliance on the "private placement" exemption under the Securities Act of 1933, as amended("the Act"), in exchange for certain assets, including the assignment of patents and a non-compete agreement. The transaction was accounted for under the Purchase Method of Accounting.

During June, 1998 the Company granted 500,000 options pursuant to Rule 504 Regulation D as to tradeabilty to certain consultants to purchase Common Shares of the Company at an exercise price of $0.0001 per share. The option vested upon grant and may be exercised in whole or in part at any time within 5 years of grant. The Stock underlying the option is subject to a 24 month lock-up agreement from the time of grant.

On June 1, 1998, subject to the Company's due diligence, the Company issued 1,983,500 shares of Common Stock $0.0001 par value per share to its Officers, Directors some of which the Company deems to be founders, and certain initial investors for $2,054 cash and other valuable considerations. These shares, were issued, in reliance on the "private placement" exemption under the Securities Act of 1933, as amended ("the Act"), and the exemption from registration under Section 4(2) of the Securities Act.



June 20,1998 the Company had sold approximately 1,915,000 shares of Common Stock pursuant to Regulation D, Rule 504, with proceeds of approximately $192 before expenses.

November 10, 1998 the Company had sold approximately 1,000,000 shares of Common Stock pursuant to Regulation D, Rule 504, with proceeds of approximately $100,000 before expenses.

On February 1, 1999 the Board of Directors authorized the Company to issue 100,000 units. See Description of "Units" included elsewhere herein.(which is hereby being offered) for the purpose of raising up to $100,000, before expenses, through a sale of the Common Stock pursuant to Regulation D, Rule 504.

The Company's directors and officers, who do not receive compensation for such efforts, make this offering. The Company does not have an underwriter or selling agent. It reserves the right to engage one or more licensed brokers or dealers for a sales commission up to 10% plus a 3% non-accountable due diligence and expense allowance, and to pay up to a 5% finder's fee, to the extent lawful. Any such payments would reduce the net proceeds to the Company. The Shares are offered on a "best efforts" basis subject to no minimum sale proceeds. The Company sold securities to Accredited and Non-accredited investors.

This Offering was made under an exemption from registration provided by Rule 504 of Regulation D under the United States Securities Act of 1933.

ITEM 11. DESCRIPTION OF SECURITIES:

Common or Preferred shares

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, $.0001 par value per share (the "Common Stock"). There are currently 9,726,489 shares of Common Stock outstanding of which 6,811,489 shares of Common Stock is subject to a "Lock-up Agreement" described elsewhere herein. Additionally, the outstanding Common Stock excludes 1,969,998 shares reserved for the issuance pursuant to the grant of Common Stock options to the Founders, Directors, Executive Officers and certain of the Company's consultants SEE : Options/SAR Grants Table elsewhere within.

Subject to any superior rights of any outstanding preferred stock of the Company, the holders of Common Stock (i) have equal rights to dividends from funds legally available therefor, when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meeting of shareholders. All of the shares of Common Stock now outstanding are fully paid and non-assessable and all shares of Common Stock which are the subject of this Offering, when issued, will be fully paid and non-assessable. Holders of Common Stock of the Company do not have cumulative voting rights, which means that the holders of a majority of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected by the holders of the Common Stock if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

Preferred Stock

The Preferred Stock may be issued from time to time in one or more classes or series, each class or series of which shall have the voting rights, designations, preferences and relative rights as fixed by resolution of the Company's Board of Directors, without the consent or approval of the Company's shareholders. The Preferred Stock may rank senior to the Common stock as to dividend rights, liquidation preferences, or both, and may have extraordinary or limited voting rights. There are currently no shares outstanding and no plans to issue any.

Authorization and Discretionary Issuance of Preferred Stock. The Company's Board of Directors may issue from time to time up to 25,000,000 shares of Preferred Stock without shareholders approval, with dividends, liquidation, conversion, voting or other rights and preferences which could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of shares of Preferred Stock could under certain circumstances make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock. There are no shares of Preferred Stock outstanding, and no present plans to issue any. See "Description of Securities".




ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's charter or bylaws provide for the Company to defend, protect and hold harmless its officers, directors and employees from any lawsuits, legal action and or other actions which may result from the officers, directors and employees discharging their legal duties.

ITEM 13.  FINANCIAL STATEMENTS

Financial Statements in Additional Exhibits Number 99

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS.

10SB


2      Plan of acquisition, reorg.,
       arrgmnt, liquid. or succession.                          None in Place

3.1    Articles of Incorporation

3.2    By-laws

6      No exhibit required

9      Voting trust agreement                                   NONE

10.0   Material contracts
10.1   Contract with Idaho Consulting services, Inc.
10.2   Consulting Agreement, Ameri-can Inc.
10.3   Consultant Agreement, Peter Ross Associates
10.4   Appointment Letter, Mark P. Miziolek
10.5   Service Agreement,  Shabir Gova
10.6   Service Agreement, Gary Johnson
10.7   Service Agreement, Susan MacStravick
10.8   Board Appointment, Don Hathaway
10.9   Board Appointment, Patrick Shea
10.10  Board Appointment, Robert Esecson
10.11  Board Appointment, Peter Hoult
10.12  Board Appointment, John Andrews
10.13  Lock-up Agreement, Officers, Directors and
          Significant (Consultants) Employees
10.14 Non-compete Agreements, Officers, Directors and significant (Consultants) Employees
10.15  License Agreement Sydney Harland to Ameri-can
          Railway Systems, Incorporated
10.16  Patent Application confirmation
10.17  Ameri-can transfer of assets to Ameri-can
          Railway Systems, Incorporated

21     Subsidiaries of the registrant                           None

23     Auditor's Consent

27     Financial Data Schedule

99     Additional Exhibits

       Financial Statements for Ameri-can Railway Systems, Incorporated.


                            SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Ameri-can Railway Systems, Incorporated
                                  ---------------------------------------
                                              (Registrant)

Date June 25, 1999                     By /s/ Sydney A. Harland
                                  ---------------------------------------
                                      Sydney A. Harland, Chairman,
                                        Chief Executive Officer
                                               (Signature)